December 19, 2024

Jesse Weaver
Chief Financial Officer
Holley Inc.
1801 Russellville Road
Bowling Green, KY 42101

       Re: Holley Inc.
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Quarter Ended June 31, 2024
           Response Letter Dated November 12, 2024
           File No. 001-39599
Dear Jesse Weaver:

        We have reviewed your November 12, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
15, 2024 letter.

Form 10-Q for the Quarter Ended June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 29

1. We note your response to our prior comment 1. Please revise future filings to remove the adjustment related to the strategic product rationalization charge from your Non-
       GAAP financial measures, as it is not presented in accordance with the guidance
       in Question 100.01 of the SEC Staff   s Compliance & Disclosure
Interpretations on
       Non-GAAP Financial Measures.
 December 19, 2024
Page 2

       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Carly Kennedy, General Counsel